UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 26, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation
Joint Earnings Profit Sharing Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Joint Earnings Profit Sharing Plan as of October 26, 2002 and October 27, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Massachusetts Mutual Life Insurance Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2001 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of October 27, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the custodian have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26,

2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended October 26, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 26, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended October 26, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

April 17, 2003

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Statements of Net Assets Available for Benefits

	October 26, 2002	October 27, 2001
Assets
Investments	$187,069,359	$184,449,747
Contributions receivable from Hormel Foods Corporation	7,893,250	7,587,702
Net assets available for benefits	$194,962,609	$192,037,449

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 26, 2002	October 27, 2001
Additions:
Contributions from Hormel Foods Corporation	$7,914,282	$7,592,755
Contributions from participants	97,900	82,025
Interest and dividend income	2,743,880	2,271,187
	10,756,062	9,945,967
Deductions:
Distributions	9,859,084	9,265,430
Administrative expenses	169,704	115,044
	10,028,788	9,380,474
Net realized and unrealized appreciation in fair value of investments	2,197,886	13,443,797
Net additions	2,925,160	14,009,290
Net assets available for benefits at beginning of year	192,037,449	178,028,159
Net assets available for benefits at end of year	$194,962,609	$192,037,449

See accompanying notes.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

Notes to Financial Statements

October 26, 2002

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Joint Earnings Profit Sharing Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value. Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of units in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan which covers substantially all employees exempt from the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 or salaried employees subject to the minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938. The amount contributed by Hormel Foods Corporation (the Company) each year is discretionary, authorized by the Board of Directors, and is based on profits. The amount available to all participants is allocated in the same proportion to each person as his/her basic weekly salary bears to the total basic weekly salaries for all eligible persons. The Plan contains a diversified selection of funds, intended to satisfy the Internal Revenue Code (the Code) Section 404(c). Certain restrictions exist, as defined in the plan document, for investing of funds in other contribution accounts.

Plan participants may elect to make after-tax contributions to the Thrift account in amounts not to exceed statutory limits. Effective with the 2001 plan year, participants may invest in self-directed brokerage accounts.

Employees may also direct the Company to contribute their annual joint earnings allocation, or a portion thereof, to a Founders’ Fund investment fund within the Plan. The Company contributes a 50% additional contribution not to exceed $200 per year for Founders’ Fund contributions.

Employee and employer contributions are always 100% vested in the participants’ plan account.

The Company has the right under the plan agreement to terminate the Plan. In the event of termination of the Plan, each participant is fully vested and the assets of the Plan shall be distributed to the participants.

3. Investments

All investment information disclosed in the accompanying financial statements and schedules including investments held at October 26, 2002 and October 27, 2001, and net appreciation (depreciation) in fair value of investments, interest, dividends, and investment expenses for the years then ended were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the custodian.

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 5.75% and 6.0% as of October 26, 2002 and October 27, 2001, respectively. The average yield on the Plan’s investment contract for the year ended October 26, 2002 was 5.75% and 6.0% for the year ended October 27, 2001. Fair value of the investment contract was estimated to be approximately 95% and 94% of contract value, as of October 26, 2002 and October 27, 2001, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 26, 2002 and October 27, 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $2,197,886 and $13,443,797, respectively, as follows:

	2002	2001
Net appreciation (depreciation) in fair value during the year:
Interest in nonpooled separate account	$8,958,718	$29,191,540
Mutual funds	(410,603)	(479,569)
Pooled separate accounts	(6,350,229)	(15,268,174)
	$2,197,886	$13,443,797

The Plan is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 48% at October 26, 2002 and 52% at October 27, 2001.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2002	October 27, 2001
Interest in nonpooled separate accounts:
Hormel Foods Corporation common stock	$94,010,715	$94,164,852
IBT Money Market Fund	1,100,960	1,575,954
Total interest in nonpooled separate accounts	95,111,675	95,740,806

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	53,212,013	43,667,512

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Fund	*	11,197,073

*Investment does not equal 5% or more of the plan’s net assets at plan year-end.

Interest in Nonpooled Separate Account

All of the Hormel Foods Corporation common stock in the Plan is invested in a nonpooled separate account. The nonpooled separate account is maintained by Investors Bank & Trust Company (IBT).

The nonpooled separate account’s investments at fair value are presented in the following schedule:

	October 26, 2002	October 27, 2001
Hormel Foods Corporation common stock	$176,201,091	$173,392,682
IBT Money Market Fund	2,063,492	2,901,921
Total nonpooled separate account	$178,264,583	$176,294,603

The Plan’s percentage interests in the nonpooled separate account at October 26, 2002 and October 27, 2001 was 53% and 54%, respectively.

Changes in the nonpooled separate account for the years ended October 26, 2002 and October 27, 2001 are presented in the following table.

	Year Ended
	October 26, 2002	October 27, 2001
Contributions:
Contributions from Hormel Foods Corporation	$3,595,428	$3,216,647
Contributions from participants	3,196,656	2,871,931
	6,792,084	6,088,578

Investment income	205,614	169,119

Expenses:
Distributions	(7,780,212)	(6,627,834)
Administrative expenses	(13,830)	(14,805)
	(7,794,042)	(6,642,639)

Net realized and unrealized appreciation in fair value of investments	16,399,877	52,867,537

Net transfers to investment fund options held outside the nonpooled separate account	(13,633,553)	(15,451,787)

Net increase	1,969,980	37,030,808
Net assets at beginning of year	176,294,603	139,263,795
Net assets at end of year	$178,264,583	$176,294,603

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 26, 2002	October 27, 2001
Net assets:
Hormel Foods Corporation common stock	$25,138,442	$22,649,245
IBT Money Market Fund	276,320	378,839
Total nonparticipant-directed investments	$25,414,762	$23,028,084

	Year Ended
	October 26, 2002	October 27, 2001
Changes in net assets:
Contributions	$1,429,466	$1,244,813
Net appreciation	2,091,054	6,596,641
Benefits paid to participants	(1,133,441)	(728,203)
Administrative expenses	(401)	(365)
	$2,386,678	$7,112,886

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Joint Earnings Profit Sharing Plan

EIN: 41-0319970

Plan: 030

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 26, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
Nonpooled separate account:
Hormel Stock Fund*	6,293,887 units	$62,203,828	$95,111,675

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	4,140,168 units	—	53,212,013

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	1,008,490 units	—	8,782,127
Conservative Growth Fund	331,941 units	—	3,217,254
Moderate Growth Fund	586,920 units	—	5,522,593
MM International Equity Fund	16,028 units	—	2,787,096
High Yield Fund	5,813 units	—	565,440
MM Small Co Value Fund	33,425 units	—	2,801,010
DLB Core Growth Fund	15,978 units	—	1,118,276
MM Aggressive Growth Fund	24,773 units	—	1,006,587
MM Indexed Equity Fund	9,493 units	—	2,146,249
MM Large Cap Value Fund	15,500 units	—	1,659,743
MM Core Bond Fund	1,067 units	—	1,278,330
Conservative Journey Fund	1,365 units	—	145,097
MM Fundamental Value Fund	52,428 units	—	4,215,193
Total pooled separate accounts			35,244,995

Mutual funds:
Manager’s Funds LLC:
Manager’s Special Equity Fund	275,203 units	—	1,974,508

Self Directed Brokerage Accounts		—	1,526,168
Total assets held at end of year		$62,203,828	$187,069,359

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION JOINT EARNINGS PROFIT SHARING PLAN

Date:	April 21, 2003	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Auditors